UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

COMPASS DIVERSIFIED HOLDINGS
(Name of Issuer)

Shares(1)
(Title of Class of Securities)

20451Q104
(CUSIP Number)

Cora Lee Starzomski, Anholt Investments Ltd. (formerly known as Compass Group Investments, Ltd.) 69 Pitts Bay Road, Belvedere Building -- 4th Floor, Hamilton HM08, Bermuda (441) 400-7716
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 24, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

(1) Each share (collectively, the “Shares”) represents one undivided interest in the property of Compass Diversified Holdings (the “Trust”) and corresponds to one trust interest of Compass Group Diversified Holdings LLC held by the Trust.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 20451Q104

1	NAMES OF REPORTING PERSONS: CGI DIVERSIFIED HOLDINGS, LP

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☒

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Bermuda

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		7,931,000

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		7,931,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	7,931,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	16.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No. 20451Q104

1	NAMES OF REPORTING PERSONS: NAVCO MANAGEMENT, LTD.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☒

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Bermuda

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		7,931,000

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		7,931,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	7,931,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	16.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No. 20451Q104

1	NAMES OF REPORTING PERSONS: ANHOLT INVESTMENTS LTD. (FORMERLY KNOWN AS COMPASS GROUP INVESTMENTS, LTD.)

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☒

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Bermuda

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		7,931,000

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		7,931,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	7,931,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	16.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No. 20451Q104

1	NAMES OF REPORTING PERSONS: PATH SPIRIT LIMITED

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☒

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	England

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		7,931,000

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		7,931,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	7,931,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	16.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

This Amendment No. 7 to Schedule 13D amends Amendment No. 6 filed on April 23, 2010, Amendment No. 5 filed on March 26, 2009, Amendment No. 4 filed on April 2, 2008, Amendment No. 3 filed on July 3, 2007, Amendment No. 2 filed on May 8, 2007, Amendment No. 1 filed on August 4, 2006 and Schedule 13D filed on May 26, 2006.

ITEM 1.    SECURITY AND ISSUER.

No amendments to item 1.

ITEM 2.    IDENTITY AND BACKGROUND.

This Amendment No. 7 to Schedule 13D relates to, and is filed on behalf of, the following Reporting Persons:

•	CGI Diversified Holdings, LP, a Bermuda limited partnership with its principal offices at 69 Pitts Bay Road, Belvedere Building – 4th Floor, Hamilton HM08, Bermuda.

•	Navco Management, Ltd. (“Navco”), a Bermuda exempt company with its principal offices at 69 Pitts Bay Road, Belvedere Building – 4th Floor, Hamilton HM08, Bermuda.

•
Anholt Investments Ltd. (formerly known as Compass Group Investments, Ltd.) (“Anholt”), a Bermuda exempt company with its principal offices at 69 Pitts Bay Road, Belvedere Building – 4th Floor, Hamilton HM08, Bermuda.

•	Path Spirit Limited (“Path”), an English company limited by guarantee with its principal offices at 10 Norwich Street, London EC4A 1BD, United Kingdom.

CGI Diversified Holdings, LP is owned by Navco, its general partner, and Anholt, its sole limited partner, and managed by Navco.

Navco is managed by Thomas K.Y. Hsu, a director, Peter Antturi, a director and Cora Lee Starzomski, a director.

Anholt is managed by Thomas K.Y. Hsu, a director and President, Peter Antturi, a director and Vice President and Cora Lee Starzomski, a director and Treasurer.

Navco and Anholt are wholly owned by Kattegat Limited, a Bermudian exempt company with its principal offices at Belvedere Building, 69 Pitts Bay Road, Pembroke HM 08, Bermuda. Kattegat Limited was formed for the purpose of holding and managing the endowed assets of The Kattegat Trust and is wholly owned by The Kattegat Trust. The Kattegat Trust is a Bermudian charitable trust, engaged in the principal business of distributing income for charitable purposes, with its principal offices at 2 Reid Street, Hamilton HM 11, Bermuda. The trustee of The Kattegat Trust is Kattegat Private Trustees (Bermuda) Limited (the “Trustee”), a Bermudian trust company with its principal offices at 2 Reid Street, Hamilton HM 11, Bermuda. Path is the trust protector for The Kattegat Trust. The Trustee is wholly owned by The Lund Purpose Trust, a Bermudian purpose trust with its principal offices at Thistle House, 4 Burnaby Street, Hamilton HM 11, Bermuda, formed for the sole purpose of holding the shares of the Trustee.

The members/directors of Path are Axel Karlshoej, Svend Erik Kjærgaard and Arthur F. Coady.

In the past five years, none of CGI Diversified Holdings, LP, Navco, Anholt or Path, nor any of the respective directors and executive officers thereof named above, has been convicted in a criminal proceeding or been a party to any action as a result of which it, he or she is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Thomas K.Y. Hsu is a director of CNC Industries, which is an affiliate of the Expedo Group of Companies that manages a fleet of six vessels and whose address is Bloc A, 5 impasse de la Fontaine, MC 98000 Monaco. Mr. Hsu has been a Committee Director of the Britannia Steam Ship Insurance Association Limited since 1988. Mr. Hsu is a citizen of the United Kingdom.

Cora Lee Starzomski's business address is Belvedere Building, 69 Pitts Bay Road, Pembroke HM 08, Bermuda. Ms. Starzomski is a managing director of Kattegat Limited, whose address is Belvedere Building, 69 Pitts Bay Road, Pembroke HM 08, Bermuda. Ms. Starzomski is a citizen of Canada.

Peter Antturi's business address is 1688 152nd Avenue, Suite 301, Surrey, B.C., V4A 4N2 Canada. Mr. Antturi is a business advisor and a director of Anglemont Financial Services Ltd. (a provider of administrative and clerical services), whose address is 1688 152nd Avenue, Suite 301, Surrey, B.C., V4A 4N2 Canada. Mr. Antturi is a citizen of Canada.

Axel Karlshoej is the President and a director of Nordic Industries, a California general construction firm whose address is 1437 Furneaux Road, Marysville, California, USA, 95901. Mr. Karlshoej is a citizen of Denmark.

Svend Erik Kjærgaard’s business address is Nylandsvej 23, Vildbjerg 7480, Denmark. Mr. Kjærgaard is the president of Melgaard Farm, a leading producer of pork in Denmark. Mr. Kjærgaard is a citizen of Denmark.

Arthur F. Coady’s business address is Bayside House, Bayside Executive Park, West Bay Street & Blake Road, P.O. Box AP-59214, Nassau, The Bahamas.  Mr. Coady is employed by Concord Equity Inc., an investment and holding company, whose address is Bayside House, Bayside Executive Park, West Bay Street & Blake Road, P.O. Box AP-59214, Nassau, The Bahamas.  Mr. Coady is a citizen of Canada.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is amended and supplemented by adding the following to the end of the information previously provided:

On August 24, 2011, CGI Diversified Holdings, LP, the beneficial owner of the Shares referred to herein (the “Beneficial Owner”), caused CGI Magyar Holdings, LLC (“CGI Magyar”), the direct owner of the Shares referred to herein (whose relationship to the Beneficial Owner is described in Item 5, below), to purchase 1,575,000 newly issued Shares from Compass Group Diversified Holdings LLC, increasing the total number of Shares beneficially owned by the Beneficial Owner to 7,931,000 Shares.  The 1,575,000 Shares were purchased for  $12.50 per Share (equal to the market price per Share on August 23, 2011) or $19,687,500 in the aggregate.  The aggregate amount was paid in cash.  The funds used for the purchase were provided by the ongoing business operations of the Beneficial Owner and its affiliates.

ITEM 4.    PURPOSE OF TRANSACTION.

Item 4 is amended and supplemented by adding the following to the end of the information previously provided:

The Beneficial Owner's purpose in entering into the transaction described in Item 3, above, was to acquire an additional 1575,000 Shares  pursuant to the terms described in Item 3, above and in Item 6, below, for investment purposes.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

The Beneficial Owner is the beneficial owner of 7,931,000 Shares, representing approximately 16.4% of the outstanding Shares.  The Shares are owned directly by CGI Magyar, which is owned by The Compass Group International, LLC, CGI Diversified Hungary Kft. and the Beneficial Owner.  The Compass Group International, LLC is owned by Anholt.  CGI Diversified Hungary Kft. is wholly owned by the Beneficial Owner.  The Beneficial Owner is owned by Anholt, its sole limited partner, and Navco Management, Ltd., its general partner.  Anholt and Navco Management, Ltd. are wholly owned by Kattegat Limited.  Anholt, Navco Management, Ltd., Path Spirit Limited, The Compass Group International, LLC, CGI Diversified Hungary Kft. and CGI Magyar disclaim beneficial ownership of the Shares, except to the extent of their pecuniary interest therein.

ITEM 6.    CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is amended and supplemented by adding the following to the end of the information previously provided:

The purchase of the 1,575,000 Shares was made pursuant to an exemption from registration under the Securities Act of 1933 (the "Securities Act") and pursuant to a subscription agreement (the “Subscription Agreement”) dated as of August 24, 2011, by and among the Trust, Compass Group Diversified Holdings LLC and CGI Magyar.

In connection with the Subscription Agreement, the Trust and Compass Group Diversified Holdings LLC entered into a registration rights agreement (the “Registration Rights Agreement”) with CGI Magyar for the Securities Act registration of the Shares purchased pursuant to the Subscription Agreement. The Registration Rights Agreement requires the Trust and Compass Group Diversified Holdings LLC to use commercially reasonable efforts to prepare and file a shelf registration statement under the Securities Act relating to the resale of all the Shares within 90 days following the date of the Registration Rights Agreement. In addition, pursuant to the Registration Rights Agreement the Trust and Compass Group Diversified Holdings LLC have agreed to use commercially reasonable efforts to have the registration statement declared effective as soon as possible thereafter and to maintain the effectiveness of the registration statement. Further, the Trust and Compass Group Diversified Holdings LLC are obligated to take certain actions required in order to permit resales of the registrable Shares. Finally, CGI Magyar may require the Trust and Compass Group Diversified Holdings LLC to include its Shares in future registration statements that they file, subject to cutback at the option of any underwriters involved. The Trust and Compass Group Diversified Holdings LLC will bear the expenses incurred in connection with the filing of any registration statements pursuant to the exercise of registration rights under the Registration Rights Agreement.

The foregoing description is not meant to be exhaustive and is qualified in its entirety by reference to the Subscription Agreement and the Registration Rights Agreement, copies of which  have been publicly filed with the U.S. Securities & Exchange Commission as Exhibits 10.1 and 10.2, respectively, to the Current Report of the Trust on Form 8-K filed August 25, 2011.

Except as described above and in the information previously provided in response to this Item 6, there are no contracts, arrangements, understandings or relationships (legal or otherwise) involving the reporting persons with respect to the securities of the Trust.  None of the subject securities have been pledged or are otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over the subject securities.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS

No amendments to item 7.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 26, 2011	ANHOLT INVESTMENTS LTD.

/s/ Cora Lee Starzomski, Director

Date: August 26, 2011	CGI DIVERSIFIED HOLDINGS, LP

	By:	Anholt Investments Ltd. its sole limited partner
	By:	Navco Management, Ltd., its general partner

/s/ Cora Lee Starzomski, Director

Date: August 26, 2011	NAVCO MANAGEMENT, LTD.

/s/ Cora Lee Starzomski, Director

Date: August 26, 2011	PATH SPIRIT LIMITED

/s/ Arthur F. Coady, Director